March 9, 2012
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Justin Dobbie, Patrick Kuhn, Doug Jones and Tonya K. Aldave

Re:	Empire Resources, Inc.
Registration Statement on Form S-1
Filed January 30, 2012
File No. 333-179245

Ladies and Gentlemen:

On behalf of Empire Resources, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 1 (“Amendment No. 1”), marked to show changes to the Registration Statement on Form S-1 of the Company (File No. 333-179245), filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2012 (the “Registration Statement”). Reference is made to the letter dated February 23, 2012 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Commission (the “Staff”) regarding the Registration Statement. We have reviewed the Comment Letter with the Company and the following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

General

1.	We note your disclosure about contractual obligations on page 6. If these are material agreements, please describe their terms and file as exhibits to the registration statement.

Response:

The Company does not believe that it has any contract with a customer that constitutes a material agreement that would be required to be filed as an exhibit to the Registration Statement.  The disclosure referenced in the comment above relates to (i) customers in the aggregate, i.e., it describes the effect on the Company if an adverse event occurred with multiple customers, or (ii) a potential future customer that could be a material customer.  The Company has revised its disclosure on page 6 of Amendment No. 1 to clarify this point.

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989

U.S. Securities and Exchange Commission
March 9, 2012

2.
We note your disclosure relating to the distribution and warehouse facility you own in Baltimore, Maryland. On page F-7, however, you state that your facility located in Baltimore was permanently closed. Please revise throughout the prospectus for consistency or advise.

Response:

The Company previously manufactured prime aluminum extruded products in a warehouse/production facility located in Baltimore, Maryland. In January 2009, production at this facility was suspended and in September 2009, the extruded products facility was permanently closed.  The Company still owns the building in which the facility was located and continues to maintain a distribution and warehouse facility in such space.  The Company has revised its disclosure on pages 24 and F-7 of Amendment No. 1 to clarify this point.

3.	In regard to the next amendment and expected effective date of this filing, please consider the age of financial statements requirements pursuant to Rule 8-08(b) of Regulation S-X.

Response:

The Company notes the Staff’s comment above and will consider the age of financial statements requirements pursuant to Rule 8-08(b) of Regulation S-X in regard to the next amendment and expected effective date of this filing.  It is the Companies understanding that, in accordance with the Division of Corporation Finance Financial Reporting Manual, Topic 1: 1220.2 and Rule 8-08(b), the Company is not required to provide audited financial statements for the fiscal year ended December 31, 2011 until 90 days after the end of such fiscal year.

4.	Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Response:

The Company notes the Staff’s comment above and will provide a currently dated consent from the independent registered public accountant in any amendment of this filing in which financial statements are included.

Registration Statement Cover Page

5.
Please explain the reference to Securities Act Rule 416 in footnote (1) of the fee table. Specifically, explain why you are registering securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions under Rule 416(a).

Response:

Rule 416(a) under the Securities Act states:

If a registration statement purports to register securities to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions, such registration statement shall, unless otherwise expressly provided, be deemed to cover the additional securities to be offered or issued in connection with any such provision.

U.S. Securities and Exchange Commission
March 9, 2012

The common stock registered on the Registration Statement is issuable upon conversion of 10% Convertible Senior Subordinated Notes Due June 1, 2016 (the “Notes”).  The conversion price of the Notes is subject to adjustment for stock splits, stock dividends and similar transactions, as disclosed, for example, on page 34 of Amendment No. 1.  Therefore, in accordance with Rule 416(a), it is the Company’s understanding that the registration statement would also be deemed to cover the additional securities to be offered or issued in connection with stock splits, stock dividends or similar transactions, and the Company has included a footnote to this effect to the fee table.

Prospectus Cover Page Risk Factors, page 3

6.
We note your disclosure that “the risks and uncertainties described below are not the only ones facing [you].” All material risks should be discussed in this section. Please revise the first paragraph on page 3 to clarify that you have discussed all known material risks.

Response:

On page 3 of Amendment No. 1, the Company has deleted the disclosure that the risks and uncertainties described in its risk factors section are not the only ones facing it.

7.
You disclose on page F-34 that you may incur a charge of approximately $800,000 related to certain unsettled contracts. Please include a risk factor addressing this potential charge or explain why you believe the risk is not material.

Response:

The Company has included a risk factor, which appears on page 4 of Amendment No. 1, regarding the risk that the counterparties to its commodity derivative instruments may default on their obligations to the Company.  The Company has added disclosure regarding the potential charge referenced in the Staff’s comment above.

We are highly dependent on a few suppliers, page 3

8.
Please revise this risk factor to name the suppliers who supplied approximately 39% and 47% of your products in 2010 and 2011. Similarly, please revise the first full paragraph on page 18 to include the names of the suppliers.

Response:

The Company has made the requested change on page 3 of Amendment No. 1.

U.S. Securities and Exchange Commission
March 9, 2012

We are highly dependent on a few significant customers, page 3

9.	Please revise this risk factor to name customers who accounted for more than 10% of your consolidated net sales.

Response:

The Company has made the requested change on page 3 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

Comparison of Nine Months Ended September 30, 2011 and 2010, page 13

10.
You disclose that the increase in net sales during the first nine months of 2011 was primarily due to higher metal prices. Please discuss in greater detail, both here and in the Industry section as appropriate, the impact of changing metal prices on your net sales. Please also address any known trends related to metal prices or otherwise that you reasonably expect to have a material impact on your net sales.

Response:

The Company has made the requested change on pages 13 and 21 of Amendment No. 1.

11.	The numbers appearing in the first paragraph on page 15 do not appear to be “in thousands” as you state in the heading to this section. Please revise accordingly.

Response:

The Company has made the requested change on page 15 of Amendment No. 1.

Results of Operations, page 13

12.
Please revise to discuss and analyze cost of sales separately. Your current disclosure is limited to a discussion of gross profit, which does not address your cost of sales directly. Include in your analysis any impact cost of sales had on your gross profit margin percentage. For example, in your comparison of nine months ended September 30, 2011 and 2010, you disclose that net sales increased in 2011 primarily due to higher metal prices. However, the gross margin percentage decreased to 4.6% in 2011 from 6.8% of 2010, suggesting that cost of sales increased disproportionately in 2011 from 2010 to cause the decrease in the gross margin percentage.

Response:

The Company has made the requested change on page 14 of Amendment No. 1.

U.S. Securities and Exchange Commission
March 9, 2012

Liquidity and Capital Resources, page 14

13.
Cash used in operations during the first nine months of 2011 compared to the same period of 2010 increased by $14.6 million. The factors you cite as cause of this aggregate to $49.4 million of cash used, meaning operating cash flows of $34.8 million were provided by other operating items. Please revise your disclosure to discuss the significant factors that provided cash flows in substantially arriving at the net change in cash used in operations between the two periods.

Response:

In its discussion of cash used in operations during the first nine months of 2011 versus the first nine months of 2010, the Company stated that “[i]ncreases in accounts receivable of $27,944 and increases in inventory of $21,497 were the main contributors to the increase in cash used in operations” [emphasis added].  The Company was actually describing the main contributors to cash used in operations during the first nine months of 2011, not the main contributors to the increase between the two periods.  The Company has revised its discussion on page 15 of Amendment No. 1 to clarify this point and describe the significant factors that provided cash flows during the two periods.

14.
In connection with the above comment, discuss the factors underlying the items cited as causes of variances in operating cash flows between comparable periods in terms of cash. For example, in regard to accounts receivables, disclose the reason cash was negatively impacted by increased accounts receivables (e.g., revised collection terms, slower collections or increased time to collect, inability to timely collect). Changes in balance sheet items may not be sufficient in explaining changes in operating cash flows without further discussion of how such directly affected cash. Refer to Section IV.B.1 of  “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response:

The Company has made the requested change on pages 15 and 16 of Amendment No. 1.

15.
Given the cash used in operations of $44.6 million and $49.4 million for the year ended 2010 and nine months ended 2011, respectively, please revise your disclosure to discuss your expectations for the continuation of this trend and the magnitude of the amount of cash used.

Response:

The Company has made the requested change on page 15 of Amendment No. 1.

U.S. Securities and Exchange Commission
March 9, 2012

Business, page 18 Our Products, page 18

16.
You state that you derive "most of" your revenues from the sale of semi-finished aluminum products. Please disclose the percentage of your revenues related to these sales. Please also identify the other sources of your revenues.

Response:

The Company has made the requested change on page 18 of Amendment No. 1.

17.	We note your discussion of the types of aluminum products you sell. Please quantify the percentage of your revenues contributed by each category or type of product sold.

Response:

The Company has not quantified the percentage of its revenues contributed by each category or type of product sold because it does not believe that such a quantification would be material to investors.  The Company does not view its aluminum sales in a segmented way and does not break down its sales by product in analyzing its financial results internally or generating growth strategy.  The Company’s significant customers generally purchase all types of semi-finished aluminum products from the Company and the Company purchases all types of semi-finished aluminum products from its significant suppliers.  There is no material difference in the cost or timing of production, shipping and storage and no material difference in the sales price or margins the Company earns on such products.  Furthermore, the Company generally does not market its products to end-users within a particular industry.  The Company primarily targets other distributors, who sell to customers in various industries.  Therefore, the Company’s marketing and growth strategies are aimed at meeting the needs of distributors and providing whatever products they may need at any given time rather than pushing any one particular product or seeking to expand its sales of any one particular product.

Notwithstanding the foregoing, the Company believes that it is material for investors to know what percentage of the Company’s revenues are derived from steel products and aluminum products, along with better understanding the steel products that the Company sells. As such, the Company has amended the disclosure on page 18 of Amendment No. 1 to note both the Company’s steel and aluminum products and to note what percentage of the Company’s revenues were derived from steel products in 2011, as opposed to aluminum products.

Suppliers, page 18

18.	Please disclose the material terms of the agreements with your suppliers filed as Exhibits 10.8, 10.10 and 10.11 to the registration statement.

Response:

The Company has disclosed the material terms of the agreements with suppliers filed as Exhibits 10.8, 10.10 and 10.11 beginning on page 19 of Amendment No. 1.  The Company inadvertently filed an outdated letter agreement as Exhibit 10.8 that has been replaced by the current agreement with the same supplier, re-filed as Exhibit 10.8 to Amendment No. 1.

U.S. Securities and Exchange Commission
March 9, 2012

The Industry, page 19

19.
Please revise this section to provide a more fulsome discussion of the industry in which you operate. Please discuss, for example, the major factors influencing both the supply and demand of the products you sell. Please also address in greater detail the particular industries that purchase your products and the general trends within those industries as they impact your business.

Response:

The Company has made the requested change beginning on page 20 of Amendment No. 1.

Sales, Marketing and Customer Service, page 20

20.
Please quantify the breakdown between direct sales and sales through independent sales agents. Please also disclose how many agents or agencies you work with and the material terms of any agreements or understandings you have with them.

Response:

The Company has made the requested change on page 22 of Amendment No. 1.

Customers, page 20

21.	We note your disclosure that your “U.S. customer base is not regional.” Please further discuss the locations of your U.S. customers.

Response:

The Company has made the requested change on page 22 of Amendment No. 1.

22.	Please include a breakdown by country or continent of the principal geographic areas in which you generate revenues. We note, for example, your disclosure on page F-20.

Response:

The Company has made the requested change on page 22 of Amendment No. 1.

23.	Please discuss the general terms of your agreements, arrangements or understandings with your customers related to how they order and purchase your products.

Response:

The Company has made the requested change on page 23 of Amendment No. 1.

U.S. Securities and Exchange Commission
March 9, 2012

24.	We note that you have subsidiaries in Belgium and Australia. To the extent you have any materially important physical properties in those countries, please revise accordingly.

Response:

The Company rents office space in these countries, but does not believe that such space is materially important to it, and therefore has not included disclosure regarding such space.

Legal Proceedings, page 22

25.
We note your disclosure on page F-22 as it relates to the law suit filed by A.W. Financial Services, S.A. Please include the disclosure required by Item 103 of Regulation S-K or advise why you have not disclosed this information in the Legal Proceedings section. We also note your disclosure on page F-35 that the details of the settlement were supposed to be finalized in January 2012. Please disclose the most recent information as to this legal proceeding and settlement.

Response:

The Company has not included disclosure regarding the lawsuit filed by A.W. Financial Services, S.A. under the heading “Legal Proceedings” because the Company does not believe that such disclosure is required by Item 103.  The Company does not believe that the proceeding was material given the amount of damages claimed, which did not exceed 10 percent of the current assets of the Company and its subsidiaries on a consolidated basis.  The lawsuit was settled in February for less than 10 percent of the current assets of the Company and its subsidiaries on a consolidated basis.

Executive Compensation, page 25 Employment Agreements, page 25

26.
You state here that Mr. Kahn's employment agreement terminated in 2004. You state in third risk factor on page 5, however, that you currently have an employment agreement with Mr. Kahn. Please reconcile the inconsistency.

Response:

The Company has made the requested change on page 5 of Amendment No. 1 to delete the reference to Mr. Kahn’s employment agreement.

U.S. Securities and Exchange Commission
March 9, 2012

Selling Stockholders, page 31

27.
Please confirm to us that none of the selling stockholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

Response:

The Company confirms that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Plan of Distribution, page 37

28.
You state that the selling stockholders “may be deemed” to be underwriters. We also note that you have characterized this offering as a secondary rather than primary offering. Please provide us analysis in support of your determination that the selling stockholders are not underwriters selling on behalf of the company.

Response:

The Company does not believe that any of the selling stockholders are underwriters, and on page __ of Amendment No. 1, the Company has deleted the language stating that selling stockholders may be deemed to be underwriters.  Pursuant to Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”), an underwriter is “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking…”  In determining that the selling stockholders did not purchase from the Company with a view to, and are not offering and will not sell for the Company in connection with, the distribution of the common stock offered by the Registration Statement, the Company considered a number of factors, in accordance with the Staff’s guidance set forth in Section 214.02 of its Compliance and Disclosure Interpretations: Securities Act Forms, issued on January 26, 2009, set forth below:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 "public float" test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. [emphasis added]

U.S. Securities and Exchange Commission
March 9, 2012

Below is background information on the offering of the Notes and an analysis of each of the factors set forth in the interpretation above.  The Company believes that, considering all of those factors, the selling stockholders should not be deemed underwriters selling on behalf of the company, and the Registration Statement relates to a valid secondary offering of the shares of common stock issuable upon conversion of the Notes.

Background

The Company issued the Notes on June 3, 2011.  The Notes were sold to accredited investors, each of whom made extensive representations regarding its intent, including representations that it did not intend to effect a distribution of the securities.  The Notes were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration under the Securities Act provided by Section 4(2) and Regulation D (Rule 506) under the Securities Act.

How Long the Selling Stockholders have Held the Securities

The selling stockholders have held their Notes since June 3, 2011.  While all of the Notes are immediately convertible, none of the selling stockholders have converted any portion of the Notes, and no shares underlying the Notes have therefore been issued.  More than nine months has elapsed since the selling stockholders purchased the Notes.  Additionally, although the selling stockholders did bargain for registration rights in connection with the issuance of the Notes, the Company’s registration obligations with respect to the Notes provide it with almost 10 months before the registration statement must be effective.  This is significantly longer than the 90 days that are common in the PIPE context and demonstrates that the selling stockholders had no immediate plans to distribute (or resell at all) the common stock issuable upon conversion of the Notes.

The Circumstances Under Which the Securities were Received

As described above, the issuance of the Notes was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.  The transaction was an arms’ length transaction and the Company’s legal counsel did not provide any services to any of the selling stockholders in connection with these transactions.  As described above, each of the selling stockholders represented to the Company that it did not intend to effect a distribution of the securities.

U.S. Securities and Exchange Commission
March 9, 2012

Additionally, as described above, the act of negotiating for registration rights does not by itself equate with an intent to distribute.  The Company’s registration obligations with respect to the Notes provide it with a generous time before the registration statement must be effective.

As described below, Leon G. Cooperman, who purchased approximately 67% of the Notes on behalf of himself and a controlled entity, also negotiated for certain board appointment rights.  Such rights would not be necessary if Mr. Cooperman intended to distribute the shares.  Rather, his negotiation for such rights indicates his intent to hold his investment in the Company and take a more active and long-term role in the Company’s direction.

In addition, according to the website Yahoo! Finance, the three-month average daily trading volume of the common stock on the OTCQX as of March 8, 2012 was approximately 3,849 shares. If the selling stockholders attempted to liquidate their position in the common stock underlying the Notes in the open market it would take approximately 669 trading days for them to do so at that volume, assuming no other person sold a single share of stock during that entire period.  Assuming no holidays, that would require a period of over 2 and 1/2 years.  No rational investor would purchase a block of shares with the intent of effecting such a distribution.  The thin float in the common stock would render any attempt to distribute the shares impossible -- the market for the common stock simply could not absorb that much stock.  In this situation, the concept that the selling stockholders have “freely tradable” shares is far more theoretical than real.  For all practical purposes, the selling stockholders are locked into their investment absent a strategic acquisition or other merger or acquisition event, regardless of whether their shares are registered.

The Relationship to the Company

Leon G. Cooperman and The Leon and Toby Cooperman Family Foundation.  Neither Mr. Cooperman, nor The Leon and Toby Cooperman Family Foundation, which is controlled by Mr. Cooperman, was an affiliate of the Company, or had any relationship with the Company prior to purchasing the Notes.  Mr. Cooperman and The Leon and Toby Cooperman Family Foundation each purchased $4 million of Notes, for a total of $8 million, or approximately 67% of the Notes sold.

In accordance with the Convertible Notes Purchase Agreement entered into in connection with the issuance of the Notes, the Company was required to cause the election of a director designated by Mr. Cooperman.   Absent a vote for such removal by the holders of the Company’s common stock, Mr. Cooperman’s designee may be removed only by the Company’s board of directors (A) for gross negligence or a material breach of his fiduciary or similar duties or (B) at any time after Mr. Cooperman and/or his affiliates cease to own notes convertible into at least 10% of the Company’s outstanding common stock, 10% of the Company’s outstanding common stock directly, or a combination thereof.  Mr. Cooperman and/or his affiliates shall not be deemed to drop below the 10% holdings requirement for any reason other than their sale or disposition of the Company’s securities.  For as long as Mr. Cooperman or his affiliates hold such designation right, if the members of the Company’s board of directors are to be re-elected, the board of directors is required to nominate and recommend that its stockholders elect such designee.  Upon the occurrence of certain events of default, Mr. Cooperman has the option to appoint a second director nominee in lieu of accelerating payment of unpaid principal and accrued interest.

U.S. Securities and Exchange Commission
March 9, 2012

We believe that Mr. Cooperman’s negotiation for such rights indicates his intent to hold his investment in the Company and take a more active and long-term role in the Company’s direction.  Such rights would not be necessary if Mr. Cooperman had purchased his shares with an intent to distribute them.

Nathan Kahn.  Mr. Kahn is the Company’s chief executive officer, president and a director.  He beneficially owns approximately 42.2% of the Company’s outstanding common stock.  Mr. Kahn purchased $1.5 million of Notes, or approximately 12.5% of the Notes sold.  Mr. Kahn would own 38.7% of our outstanding common stock if he sold all the common stock registered for resale by him on the Registration Statement.  Mr. Kahn has been involved with the Company’s leadership from the time of its formation in 1984.  The Company believes that Mr. Kahn’s significant involvement and stake in the Company indicate his investment intent.  Mr. Kahn invested in the Notes offering because he believed such investment would benefit the Company and because he has confidence in the Company’s ability to meet its obligations under the Notes, and the Company’s future in general.

BFI Co., LLC.  BFI Co., LLC is controlled by Jack Bendheim, an independent director of the Company, and members of Mr. Bendheim’s family.  BFI Co., LLC purchased $1 million of Notes, or approximately 8% of the Notes sold.  Mr. Bendheim has served as a director of the Company for over 12 years and the Company believes that his participation in the Notes offering reflects his belief in the Company and his desire to acquire an equity stake in the Company.

William Spier.  Mr. Spier is the chairman of the Company’s board, and an independent director.  Mr. Spier purchased $1 million of Notes, or approximately 8% of the Notes sold.  Mr. Spier has served as a director of the Company for over 15 years and the Company believes that his participation in the Notes offering reflects his belief in the Company and his desire to increase his equity stake in the Company.

Harvey Wrubel.  Mr. Wrubel is the Company’s vice president of sales/director of marketing and a director.  Mr. Spier purchased $0.5 million of Notes, or approximately 4% of the Notes sold.  Mr. Wrubel has been involved with the Company since 1988 and the Company believes that his participation in the Notes offering reflects his belief in the Company and his desire to increase his equity stake in the Company.

The Amount of Shares Involved

The Company is seeking to register 3,100,384 shares of common stock issuable upon exercise of the Notes, which together total approximately 25% of the Company’s issued and outstanding common stock, assuming conversion of all the Notes. The Company currently has 9,200,925 shares of common stock outstanding.

U.S. Securities and Exchange Commission
March 9, 2012

The Company understands that where a registration involves more than approximately one-third of the issuer’s public float, the Staff will analyze whether the transaction is in fact a disguised primary offering rather than a valid secondary offering.1  If an issuer seeks to register more than one-third of its public float, the Company understands that the Staff has been instructed to examine the transaction to see if it implicates Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  However, this offering falls below the one-third threshold.

Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, none of the selling stockholders is in the business of underwriting securities.

Whether Under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the selling stockholders are not engaging in a distribution, are not acting as conduits for the Company, and should not be deemed underwriters with respect to this offering.  The selling stockholders have held their securities for an extended period of time (over 9 months).  Although the selling stockholders did bargain for registration rights in connection with the issuance of the Notes, the Company’s registration obligations with respect to the Notes provide it with almost 10 months before the registration statement must be effective.  The selling stockholders acquired the Notes in an arms’ length transaction that was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder, and each of the selling stockholders represented to the Company that it did not intend to effect a distribution of the securities.  The largest investor in the Notes negotiated for certain board appointment rights that would not be necessary if he intended to engage in a distribution of the shares.  The other investors include Mr. Kahn, who has been involved with the Company’s leadership since 1984 and has continued during that time to maintain a significant investment in the Company and several other directors or officers who have all been involved with the Company for over 10 years and, the Company believes, made the investment because they believe in the Company’s long-term potential.  Even once the Registration Statement is declared effective, it seems highly unlikely that the selling stockholders could conduct any level of significant selling if they wanted to in the foreseeable future because of the low liquidity of the Company’s common stock.  None of the investors is in the business of underwriting securities.  Any proceeds from sales under the Registration Statement will flow to the selling stockholders and not the Company.  Finally, the Registration Statement covers fewer than one-third of the Company’s outstanding shares of common stock.  In these circumstances we believe that the selling stockholders should not be deemed underwriters with respect to this offering.

1 See Keller, Stanley and William Hicks, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

U.S. Securities and Exchange Commission
March 9, 2012

Condensed Consolidated Financial Statements for the Period Ended September 30, 2011, page F-23

Notes to Condensed Consolidated Financial Statements, page F-27

Note 9:  Convertible Subordinated Debt, page F-29

29.
You disclose that the majority of proceeds of the convertible subordinated debt is earmarked for a long term advance and supply agreement with PT Alumindo, and that the agreements call for you to provide a $10 million non-interest bearing loan to PT Alumindo to enable the expansion of capacity within that company's production network. From Exhibits 10.10 and 10.11 of your filing, it appears that (i) Southern Aluminum Industry (China) Co., Ltd and Fung Lam Trading Company Ltd are also parties to the advance and supply agreements referenced in your disclosure and (ii) the loan was provided to Fung Lam Trading Company Ltd. Please clarify for us and in your disclosure (a) the relationship between all three entities as it concerns the supply agreement and prepayment advance agreement, (b) who the recipient of the loan is and (c) the purpose of the loan. In addition, tell us the percentage of production from each party and each of their facilities associated with the supply agreement that is committed to you, in particular that associated with the long term, multi-year substantial and preferential supply position from PT Alumindo's premier aluminum rolling mill located in Surabaya. In connection with the Surabaya location, tell us and disclose the significant terms and conditions of the supply arrangement.

Response:

P T Alumindo, Southern Aluminum Industry and Fung Lam Trading Company are related parties, controlled by the Maspion Group - Indonesia.  Fung Lam Trading Company Ltd, which is wholly owned by the Maspion Group, is a holding company for the group’s investments in China, including 70% ownership of Southern Aluminum Industry. The loan was made to Fung Lam Trading Company Ltd. at the request of Maspion Group - Indonesia. The purpose of the loan was to allow the Maspion Group - Indonesia to increase its overall production capacity, specifically for regional markets and for distribution in China. As consideration for this loan the Maspion Group - Indonesia agreed to make available a committed and significant tonnage of production to the Company on a guaranteed and long-term basis, which will help the Company lessen the risk of an interruption in the sources of its metal supply. The Company’s preference was to specify that such capacity be 100% from the group’s mill in Surabaya, Indonesia, a proven producer of high quality aluminum materials, with which the Company has had substantial experience.  The supply agreement calls for increased supply and minimum tonnages.  Effective July 1, 2012, PT Alumindo committed to produce and deliver on a monthly basis a minimum of 3,500 metric tons and agreed to use commercially reasonable efforts to produce and deliver on a monthly basis 4,000 metric tons.  Effective January 1, 2013 or prior, P T Alumindo agreed to produce and deliver an additional 1,500 metric tons per month, for a minimum amount of 5,000 metric tons per month.  The Company has included the information above on page F-26 of Amendment No. 1.

U.S. Securities and Exchange Commission
March 9, 2012

30.
In connection with the above comment, please tell us in greater detail the facts and circumstances that lead you to finance the expansion of the applicable supplier's production capacity. In your response, explain why your supplier did not or was not able to obtain financing from another source.

Response:

As disclosed in its risk factors, the Company is highly dependent on a few suppliers and an interruption in the sources of its metal supply could have a material adverse effect on the Company. As such, the Company is always seeking opportunities to cement relationships with its valued suppliers.  The Company became aware of plans by the Maspion Group - Indonesia whereby one of the Company’s principal and long time suppliers, P T Alumindo, would embark upon an expansion. The Company was not solicited to provide financing; rather, the Company approached Maspion Group – Indonesia and P T Alumindo because it viewed this as an opportunity to partner with a valued supplier to further strengthen an important relationship and ensure a long-term reliable high quality source of supply.

31.
Please explain to us your consideration of the variable interest provisions within Accounting Standards Codification 810-10 and whether you are the primary beneficiary in connection with two preceding comments in regard to the supplier and advance arrangements.

Response:

The Company does not believe that Fung Lam Trading Company, to whom the loan was made, is a variable interest entity. This is based on our understanding of the following:

(a)	Fung Lam Trading Company has capital in excess of $70 million and no debt other than the Company’s loan which was not provided on a subordinated basis and,

(b)
The equity in Fung Lam is majority owned by its parent, the Maspion Group, who, through voting rights, makes decisions about Fung Lam’s activities and who has the obligation to share the expected losses and receive the expected residual returns from Fung Lam.

Further, even if Fung Lam was a variable interest entity, as the Company does not have the power to direct Fung Lam’s activities that most significantly impact its economic performance, the Company would not be Fung Lam’s primary beneficiary.

U.S. Securities and Exchange Commission
March 9, 2012

Note 17: Commitments and Contingencies, page F-34

32.
In the matter relating to A.W. Financial Services, S.A., we note your disclosure that you have reached an agreement in principle to resolve the matter. Please tell us when you reached the agreement in principle. Also, tell us and disclose whether you have incurred a loss in regard to this matter, the amount of the loss, when you recorded the loss, and the basis for the timing of when the loss was recorded. Explain to us your consideration of Accounting Standards Codification 450-20-50-25-2 and 50-4.b in regard to your accounting and reporting.

Response:

Although an agreement in principal had been discussed with respect to the matter referenced above in January 2012, the settlement agreement became effective on February 13, 2012.  The matter had been ongoing for several years and came very close to settlement a number of times, but the previous settlements all fell through, some at the last minute.  In addition, although an agreement in principal had been reached, there were a number of parties to the matter and the Company was only responsible for a portion of the total payment under the settlement agreement, which was not definitively allocated until February 10, 2012.  Therefore, the Company believes that the conditions for loss accrual in ASC 420-20-50-25-2 were met on February 10, 2012.   The Company will accrue for the loss as of December 31, 2011 when the Company finalizes its financial statements for the fiscal year ended December 31, 2011.  Because the financial statements as of September 30, 2011 had previously been issued to the Company’s shareholders before the conditions for accrual were met, no accrual has been reflected at September 30, 2011.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

33.	In your next amendment, please disclose your expenses of issuance and distribution.

Response:

The Company has made the requested change on page II-1 of Amendment No. 1.

Item 17. Undertakings, page II-3

34.	Please advise why you have not included the undertaking set forth in Item 512(a)(5) of Regulation S-K.

Response:

The Company has added the undertaking set forth in Item 512(a)(5) of Regulation S-K on page II-3 of Amendment No. 1.

U.S. Securities and Exchange Commission
March 9, 2012

Exhibit 10.10

35.	We note that you have not included Exhibits A and B and Schedule 7.2.2 in Exhibit 10.10. Please revise and refile the exhibit to include the agreement in its entirety.

Response:

The Company has made the requested change and refiled exhibit 10.10 including Exhibits A and B and Schedule 7.2.2.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Sandra Kahn, Empire Resources, Inc.